

October 25, 2024

Paterson Wayne
Chief Executive Officer
Anteris Technologies Global Corp.
860 Blue Gentian Road
Suite 340
Eagan, Minnesota 55121

> **Re: Anteris Technologies Global Corp.**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form S-1**
> **Submitted October 11, 2024**
> **CIK No. 0002011514**

Dear Paterson Wayne:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 23, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form S-1 submitted October 11, 2024

Prospectus Summary, page 1

1. We note your revised disclosure in response to prior comment 1. You also disclose on page 2 and elsewhere in the prospectus that you are "currently planning to submit the DurAVR THV system pivotal IDE study to the FDA by Q1 of 2025," and that if you obtain approval from the FDA, you intend to begin enrollment for your study in the third quarter of 2025. Please revise to clarify whether the pivotal IDE study is differentiated from your planned Pivotal Trial, and if so, please disclose when you

expect to complete your submission of the Pivotal Trial to the FDA.

2.   We note your revised disclosure in response to prior comment 2 that Future Market Insights, Inc. provided the estimated total global market opportunity of $9.9 billion for TAVR. Please expand your disclosure to discuss the basis and assumptions underlying such projected global market figure and revise to disclose the addressable market for TAVR in the United States.

Collaborations, page 68

3.   We note your revised disclosure in response to prior comment 10. Please further revise your discussion to specify the referenced key development milestones and the five stages of the v2v Agreements.

Single Source Suppliers, page 69

4.   We note your revised disclosure in response to prior comment 3. Please revise your disclosure on page 70 to disclose the termination provisions of and the date on which you first entered into the Service Agreements with QMED.

Other Agreements, page 70

5.   We note your revised disclosure in response to prior comment 7. Please revise your disclosure relating to your Master Services Agreement with IQVIA on page 71 to disclose the termination provision.

Intellectual Property, page 71

6.   We note your response to prior comment 12, which we reissue in part. Please revise your disclosure to more clearly differentiate between and describe the unique patents that are held by the Company. In this regard, we note that many of the patents are presented with the same title, even among those patents held within the same jurisdiction.

        Please contact Kristin Lochhead at 202-551-3664 or Michael Fay at 202-551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Jane Park at 202-551-7439 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Industrial Applications and
                                                Services

cc: Jeremy W. Cleveland, Esq.